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SECU 11016979 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 25 2011

Washington, DC 110

SEC FILE NUMBER
8- 52675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jacques Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15430 Avery Road
(No. and Street)

Rockville	MD	20855
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Jacques / Anne Jeffress — (301) 738-1303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Batdorf & company, P.C.
(Name – *if individual, state last, first, middle name*)

1750 K Street, NW; Suite 375	Washington	DC	20006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mm

OATH OR AFFIRMATION

I, Joseph W. Jacques, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jacques Financial, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Operations Manager

Title

Notary Public 2-21-2011

Anne E. Jeffress Notary Expires 08-29-2013

ANNE E. JEFFRESS NOTARY PUBLIC MONTGOMERY COUNTY, MD

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- XX (m) A copy of the SIPC Supplemental Report.
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACQUES FINANCIAL, LLC
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2010

CONTENTS

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT AUDITORS' REPORT

Member
Jacques Financial, LLC
Rockville, MD

We have audited the accompanying statement of financial condition of Jacques Financial, LLC (the Company) as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jacques Financial, LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William Batdorf & Company, P.C.

Washington, DC
February 9, 2011

JACQUES FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2010

ASSETS

CURRENT ASSETS		
Cash	$	24,533
Commissions Receivable		158,098
Total Current Assets		182,631
OTHER ASSETS		
Investment Securities Available for Sale		88,650
Total Assets	$	271,281

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Commissions Payable to Related Party	$	172,703
Total Current Liabilities		172,703
MEMBER'S EQUITY		98,578
Total Liabilities and Member's Equity	$	271,281

See accompanying notes to financial statements.

JACQUES FINANCIAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	
Commissions	$ 3,607,333
Interest Income	339
Unrealized Gain on Investments	14,099
Total Revenues	3,621,771
EXPENSES	
Commissions	3,577,093
Licenses and Permits	11,984
Insurance	5,713
Other Expenses	12,543
Total Expenses	3,607,333
Net Income	$ 14,438

See accompanying notes to financial statements.

JACQUES FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

Balance at January 1, 2010	$ 98,578
Net Income	14,438
Member's Withdrawal	(14,438)
Balance at December 31, 2010	$ 98,578

See accompanying notes to financial statements.

JACQUES FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 14,438
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Changes in Other Assets and Liabilities	
Increase in Commissions Receivable	(19,421)
Increase in Investment Securities	(14,099)
Increase in Commissions Payable to Related Party	31,357
Net Cash Provided by Operating Activities	12,275
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Withdrawals from Equity	(14,438)
Net Decrease in Cash	(2,163)
CASH	
Cash at Beginning of Year	26,696
Cash at End of Year	$ 24,533

See accompanying notes to financial statements.

NOTE 1 –ORGANIZATION

Jacques Financial, LLC, a Maryland single member limited liability company (the Company), was formed on January 24, 2000 for the purpose of providing clients with customized financial solutions to their retirement and short-term asset protection needs. Operations began on December 19, 2000. The services provided are for individual and institutional customers in the Mid-Atlantic region, and other states. The sole proprietorship operates its broker/dealer business on a fully disclosed basis.

For the year ended December 31, 2010, the broker/dealer business accounted for 99% of total revenue. Remaining revenues were generated by unrealized gain on investments and interest income.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Basis of Accounting – The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Income Recognition–Commissions revenue is recorded on a trade-date basis.

Commissions Receivable – Commissions receivable represent commissions due from various mutual fund families. These receivables are generally fully collected within 30 days. As a result, management has not provided an allowance for doubtful accounts.

Investment Securities – Investment securities are valued at market value. The increase or decrease in unrealized appreciation or depreciation is included in income.

Income Taxes - As a single member LLC, the entity incurs no income taxes. The member is taxed on the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Cash and Cash Equivalents–For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

NOTE 3–OTHER ASSETS – INVESTMENT SECURITIES

The costs, gross gains/(losses), and fair value of securities as of December 31, 2010, are as follows:

	Cost	Prior Year Gross Gains	Current Year Gross Gains	Cumulative Member Withdrawals	Fair Value
Mutual Fund Securities	$67,530	$47,021	$14,099	$(40,000)	$88,650

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio and aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital was 2.12 to 1 at December 31, 2010. Under Rule 15c3-1, the Company is required to maintain net capital of not less than $50,000. The Company had net capital of $81,280 at December 31, 2010, which satisfied the net capital requirements.

NOTE 5 – RELATED PARTY TRANSACTIONS

Commissions Payable and Expense- Pursuant to the management agreement, Joseph W. Jacques, CPA, CFP, an affiliate of the member, will receive from the Company a commission fee in compensation for management services and services rendered as the Registered Representative of the Company. As management agent, Joseph W. Jacques, CPA, CFP, is responsible for rent, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, accounting services, and other general and administrative and office expenses incurred on behalf of the Company.

The commission fee paid to Joseph W. Jacques, CPA, CFP, is a percentage of the total commission revenue received by the Company. The commission rate is variable from period to period at the discretion of the Company. Joseph W. Jacques, CPA, CFP, retains the right to withdraw from the agreement upon appropriate notice. $3,577,093 of commission fees have been expensed by the Company for the year ended December 31, 2010. $3,556,724 was paid during the year. Commission fees payable of $172,703 remained outstanding at December 31, 2010.

NOTE 6 – CONCENTRATION OF RISK

The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds and annuities for the Company's clients. The manager of the Company is responsible for the majority of the revenue earned by the Company.

NOTE 7 – OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the accounts of customers and clears all its customers transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt for the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total Member's Equity from Statement of Financial Condition	$	98,578
Deductions and/or Charges		
Non-Allowable Assets		-
Other Deductions and/or Charges		(4,000)
Net Capital before Haircuts on Securities Positions		94,578
Haircuts on Securities		
Other Securities		(13,298)
Net Capital	$	81,280

SCHEDULE II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Required	$	11,514
Minimum Dollar Net Capital Requirement	$	50,000
Net Capital Requirement	$	50,000
Excess Net Capital	$	31,280
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$	21,280

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities	$	172,703
Percentage of Aggregate Indebtedness to Net Capital		212%

SCHEDULE III

STATEMENT RELATING TO REQUIREMENTS OF RULE 17a-5(d)(4)

There were no differences between the computation of net capital under rule 15c3-1 in this report and such computation in the respondent's original Part IIA unaudited filing.